AEL INDUSTRIES, INC.
                       BYLAW AMENDMENT RESOLUTION


RESOLVED, that the Board of Deirectors of AEL INDUSTRIES, INC. , a Pennsylvania corporation ("Corporation"), by the affirmative vote of a majority of the Board of Directors of the Corporation at a meeting duly convened and held on February 28, 1995, does hereby amend the Bylaws of the Corporation as follows so as to effectuate the purposes of an Agreement dated February 28, 1995 between the Corporation and Dr. Leon Riebman and Claire Riebman.


ARTICLE IV.    DIRECTORS AND BOARD MEETINGS.

Section 401. Management by Board of Directors. Except as provided in Section 410 of these Bylaws, the business and affairs of the Corporation shall be managed by its Board of Directors, and the Board of Directors may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Articles of Incorporation or by these Bylaws directed or required to be exercised or done by the shareholders.

Section 402. Number of Directors. (a) The Board of Directors shall consist of not less than three (3) nor more than ten (10) directors. The number of directors to be elected, subject to the foregoing limits, shall be determined by resolution of the Board of Directors. The directors shall be elected by the shareholders at the annual meeting of shareholders to serve until the next annual meeting of shareholders. Each director shall serve until his successor shall have been elected and shall qualify, even though his term of office as herein provided has otherwise expired, except in the event of his earlier resignation or removal. A majority of the Board of Directors, whether or not he or they constitute a quorum, may designate a successor to fill a vacancy arising from the resignation, death, incapacity or disqualification of any director.

     (b) A majority of the Board of Directors shall be independent directors. For the purpose of these bylaws the term "independent director" shall mean a person (i) who is not an employee of or consultant to the Company; (ii) is not related by blood or marriage to either Dr. Leon Riebman or Claire E. Riebman; and (iii), in the reasonable determination of the Committee, does not have a financial or other material relationship with either Dr. Leon Riebman or Claire E. Riebman which might influence the objectivity of his or her judgment as it relates to the best interests of the Company and its shareholders.

Section 403. Resignations. Any director may resign at any time. Such resignation shall be in writing, but the acceptance thereof shall not be necessary to make it effective.

Section 404. Compensation of Directors. No director shall be entitled to any salary as such; but the Board of Directors may fix, from time to time, a reasonable fee to be paid each director for his services in attending meetings of the Board. Directors may also be reimbursed by the Corporation for all reasonable expenses incurred in attending each meeting of the Board or any Committee of the Board.

Section 405. Regular Meetings. Regular meetings of the Board of Directors shall be held on such day and at such hour as the Board shall from time to time designate. The Board of Directors shall meet for reorganization at the first regular meeting following the annual meeting of shareholders at which the directors are elected. Notice of regular meetings of the Board of Directors need not be given.

Section 406. Special Meetings. Special meetings of the Board of Directors may be called by the Chairman of the Board or the President and shall be called whenever two or more members of the Board so request in writing. Notice of the time and place of every special meeting, which need not specify the business to be transacted thereat and which may be either verbal or in writing, shall be given by the Secretary to each member of the Board at least one calendar day before the date of such meeting.

Section 407. Reports and Records. The reports of officers and committees shall be filed with the Secretary. The Board of Directors shall keep complete records of its proceedings. When a director shall request it, the vote of each director upon a particular question shall be recorded in the minutes.

Section 408. Executive Committee. The Board of Directors may, without limiting its right to establish other committees, establish an Executive Committee of the Board which shall consist of any two or more directors. The Executive Committee shall have and exercise the authority of the Board of Directors in the management and affairs of the Corporation, except as otherwise provided by applicable statute or in the resolution establishing the Executive Committee, and except as provided in Section 410 of these Bylaws.

Section 409. Absence or Disqualification of Committee Members. In the absence or disqualification of any member of any committee (other than the Long Range Planning Committee) or committees established by the Board of Directors, the member or members thereof present at any meeting of such committee or committees, and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another director to act at the meeting in the place of any such absent or disqualified member.

Section 410. Long Range Planning Committee. (a) All actions by the Company contemplated by the Agreement dated February 8, 1995 by and among the Company and Dr. Leon Riebman and Claire E. Riebman (the "Agreement"), and by the Voting Trust Agreement, the Escrow Agreement, the 1995 Agreement and the Participation Rights Agreement, all referred to therein, shall be taken on its behalf exclusively by the Long Range Planning Committee (the "Committee"), which shall have the full authority of the Board of Directors for the purposes of all four of the foregoing agreements.

     (b) All actions of the Committee shall require the approval of a majority of the members thereof; provided, however, if at any time there exist fewer than three members of the Committee, all actions at such time shall require the unanimous approval of the members of the Committee.

     (c) The Board of Directors shall (i) maintain the Committee in existence during the Initial Term, Renewal Term (as those terms are defined in the Agreement) or any extension of the Agreement; (ii) not change the present composition of the Committee except upon request of the Committee; and (iii) cause any successor member of the Committee to be a person who the Committee considers to be an independent director, as defined in
Section 402(b) of these Bylaws.

     (d) The amendment or repeal of any provision of Article IV relating to the Committee shall require the approval of the Committee.